03002605

VF 2-19-03

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UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 1 0 2003 WASH. D.C. 165 PROCESSING SECTION

SEC FILE NUMBER
8-52618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Superior Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W175 N11117 Stonewood Dr Suite 104
(No. and Street)

Germantown, Wi 53022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Haese (262) 253-1205
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews, CPA, SC
(Name — *if individual, state last, first, middle name*)

14040 W. Capitol Dr., Brookfield, WI 53005
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Haese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEBRA A. HAESE
NOTARY PUBLIC
STATE OF WISCONSIN

[signature]
Signature

President
Title

[signature] Debra A. Haese
Notary Public
11/27/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERIOR FINANCIAL SERVICES. INC

ANNUAL AUDIT REPORT

DECEMBER 31, 2002 and 2001

SUPERIOR FINANCIAL SERVICES, INC.

YEARS ENDING DECEMBER 31, 2002 & 2001

TABLE OF CONTENTS

WILLIAM
MATTHEWS
C.P.A., S.C.

INDEPENDENT AUDITOR'S REPORT

January 25, 2003

To the Board of Directors of
Superior Financial Services, Inc.

We have audited the accompanying statements of financial position of Superior Financial Services, Inc. as of December 31, 2002 and 2001 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Financial Position
As of December 31, 2002 and December 31, 2001

Assets	December 31, 2002 Allowable	December 31, 2002 Non-Allowable	December 31, 2002 Total	December 31, 2001 Allowable	December 31, 2001 Non-Allowable	December 31, 2001 Total
Current Assets:						
Cash - note 3	$120,463		$120,463	$29,819		$29,819
Commissions and related Receivables- note 4	16,892		16,892	37,457		37,457
Securities at market	26,804	4,382	31,186	99,956	2,944	102,900
Other assets and receivables		2,112	2,112		2,991	2,991
Total Current Assets	164,159	6,494	170,653	167,232	5,935	173,167
Other Assets:						
Secuity deposit with clearing house	35,000		35,000	35,000		35,000
TOTAL ASSETS	$199,159	$6,494	$205,653	$202,232	$5,935	$208,167

Liabilities and Stockholders Equity	December 31, 2002	December 31, 2001
Current Liabilities:		
Accounts Payable	$1,457	
Commission payable - note 5	113,958	$92,608
Total Liabilities	$115,416	$92,608
Stockholders Equity:		
Common stock - no par value, 9,000 shares authorized; 200 shares issued and outstanding in 2001 and 2000 respectively - note 8	$10,000	$10,000
Additional paid in capital	100,000	100,000
Unrealized capital gain(loss)	(46,385)	(27,640)
Retained earnings (deficit)	26,623	33,200
TOTAL STOCKHOLDERS EQUITY	$90,238	$115,560
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$205,653	$208,168

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2002 and December 31, 2001

	For the Years Ended Dec.31	
	2002	2001
Revenue:		
Securities commissions - Listed stock	$ 5,551	$ 45,865
- OTC stock	149,216	110,077
- Mutual funds	98,433	193,103
-Mutual fund trails	102,326	
-Municipal bonds	6,149	11,711
-OTC Bonds	31,241	
- Options	7,028	12,376
- Bonds	0	0
Total securities commissions	399,944	373,131
Private placements fees	782,842	868,328
Insurance commissions	1,895	33,800
Variable Products	32,623	0
Limited partnership commissions	0	700
Miscellaneous income	47,277	32,169
Total Revenues	1,264,582	1,308,128
Expenses:		
Salaries and payroll taxes	$ 93,967	$ 42,159
Commissions paid	1,070,167	1,140,590
Professional fees	65,150	61,020
Quote service rental	13,798	7,436
Registration fees	13,377	21,915
Other general and administrative expenses	12,811	24,620
Total Expenses	1,269,269	1,297,741
Operating Income (Loss)	$ (4,688)	$ 10,387
Other Income (Expense)		
Interest dividend income	1,360	3,675
Realized asset depreciation (appreciation)	(3,249)	11,845
Bad debts	0	0
Total Other Income (Expense)	(1,889)	15,520
Net Income (Loss) for the Year	$ (6,577)	$ 25,908
Retained Earnings - Beginning of Year	33,200	7,292
Retained Earnings (Deficit) - End of Year	$ 26,623	$ 33,200

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2002 and December 31,2001

	For the Year Ended Dec. 31. 2002	2001
Cash flow from Operating Activities		
Net income (loss)	$ (6,577)	$ 25,908
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	920	920
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	20,566	(13,380)
Investment in common stock - trading, at cost	71,714	(53,071)
Other Assets	495	1,957
Increase (decrease) in		
Commissions payable - note 5	21,350	75,143
Net cash provided by (used for) operating activities	108,468	37,477
Cash Flow from Financing Activities		
Increase in security deposits	0	0
Unrealized capital gain (loss)	(18,745)	(7,254)
Proceeds from issuance of common stock	0	0
Net cash provided by (used for) financing activities	(18,745)	(7,254)
Net increase (decrease) in cash	89,723	30,223
Cash at beginning of year	30,740	517
Cash at end of year- note 3	$ 120,463	$ 30,740

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and DECEMBER 31, 2001

Note I - Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorata basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and DECEMBER 31, 2001

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash

The following is a summary of cash as of December 31, 2001 and December 31, 2000.

	December 31, 2002			Dec. 31, 2001
	Allowable	Non-Allowable	Total	Total
Checking	$ 152	$ 0	$ 152	$ 29,819
Money market	120,311	0	120,311	0
Risk trading account	0	0	0	102,900
Total	$ 120,463	$ 0	$ 120,463	$ 50,346

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2001 and December 31, 2000.

December 12, 2002			December 31, 2001
Allowable	Non-Allowable	Total	Total
$16,892		$16,892	$37,457

Note 5 - Related Party Transactions: Due from (to) Associated Company

Rent

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.).

For the years ended December 31, 2002 and December 31, 2001, no rent expense was incurred as the management fees collected by the associated company included a fee for rental expense.

Management Fees

Superior Financial Services, Inc pays management fees to an associated company (Haese Financial Group, Inc.). The fees are paid on an informal basis, and are based on a percentage of revenue earned, but can be waived altogether by the associated company if the funds are not available.

For the years ended December 31, 2002 and December 31, 2001, management fees expense amounted to $65,000 and $60,000, respectively. There were no management fees payable as of December 31, 2002 and December 31,2001.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and DECEMBER 31, 2001

Note 6- Income Taxes

Superior Financial Services, Inc has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S50,000, for brokers who receive securities, but who do not generally carry customers' accounts. Superior Financial Services, Inc. has complied with the net capital requirements for the years ended December 31, 2002 and December 31, 2001.

Because Superior Financial Services, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2002 and 2001, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2002 and 2001, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2002 and 2001, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2002.

January 25, 2003

To the Board of Directors of
Superior Financial Services, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2002 and December 31, 2001

	For the years ended December 31	
	2002	2001
Other General and Administrative Expenses		
Accounting	$ 3,740	$ 1,317
Advertising	371	0
Dues and subscriptions	4,590	0
Bank fees	47	92
Insurance	2,104	21,137
Legal Fees	0	0
Amortization	920	920
Office supplies	143	361
Postage	677	530
Repairs, maintenance and property taxes	218	264
Telephone	0	0
Total Expenses	$ 12,811	$ 24,620

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2002 and December 31, 2001

	For the years ended December 31 2002	2001
Balance at beginning of year	$ 115,560	$ 96,906
Add: Net income (loss)	(6,577)	25,908
Unrealized capital gain(loss)	(39,131)	(7,254)
Issuance of common stock	0	0
Balance at end of year	$ 69,852	$ 115,560

* * *

Statements of Changes in Liabilties Subordinated to Claims of General Creditors
As of December 31, 2002 and December 31, 2001

	As of December 31 2002	2001
Balance at beginning of year	$ 0	$ 0
Increases		
Decreases		
Balance at end of year	$ 0	$ 0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2002 and December 31, 2001

	As of December 31 2002		2001
Total stockholders' equity per financial statement	$ 90,238	$	115,560
Deduct: Total nonallowable assets per statement of financial position	(6,494)		(5,935)
Net Capital	$ 83,744	$	109,625

* * *

Computation of Excess Net Capital Requirement
As of December 31, 2002 and December 31, 2001

	As of December 31 2002		2001
Net Capital	$ 83,744	$	109,625
Deduct: Minimum dollar net capital requirement-note 7	(50,000)		(50,000)
Excess Net Capital	$ 33,744	$	59,625

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2002 and December 31, 2001

	As of December 31 2002		As of December 31 2001
Unaudited net capital per focus report	$ 83,744	$	109,625
Adjustments to asset accounts-increase (decrease)			
Cash			
Adjustments to liabiltiy accounts-decrease (increase)	0		0
Audited net capital	$ 83,744	$	109,625

* * *

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2002 and December 31, 2001

	As of December 31 2002		As of December 31 2001
Unaudited Excess Net Capital	$ 33,744	$	59,625
Adjustments to asset accounts-increase (decrease)			
Cash	0		0
Adjustments to liabiltiy accounts-decrease (increase)	0		0
Audited Excess Net Capital	$ 33,744	$	59,625

The accompanying notes are part of these financial statements

WILLIAM MATTHEWS C.P.A., S.C.

January 25, 2003

To the Board of Directors of
Superior Financial Services, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2002 and have issued our report thereon dated January 25, 2003.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Superior Financial Services, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Superior Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712